                                                 ---------------------------
                                                        OMB APPROVAL
                                                 ---------------------------
                                                 OMB Number:       3235-0145
                                                 Expires:  December 31, 1997
                                                 Estimated average burden
                                                 hours per response....14.90
                                                 ---------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)*


                          SMARTALK TELESERVICES, INC.
                   -----------------------------------------
                               (Name of Issuer)




                                COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                   83169A100
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             PAGE 1 OF 7 PAGES

CUSIP NO. 83169A100                SCHEDULE 13G        PAGE   2  OF    7  PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             SMARTALK PARTNERS, LLC
             33-0687022
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,595,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,595,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,000 Shares
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            9.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   7   PAGES
                               -----    -----

CUSIP NO. 83169A100                SCHEDULE 13G        PAGE   3   OF  7    PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AMRE YOUNESS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,595,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,595,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,595,000 SHARES
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              9.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83169A100                   13G                     Page 4 of 7 Pages



Item 1(a)                           Name of Issuer:

                                    SmarTalk TeleServices, Inc.


Item 1(b)                           Address of Issuer's Principal Executive
                                    Offices:

                                    1640 South Sepulveda Boulevard
                                    Suite 500
                                    Los Angeles, California 90025


Item 2(a)                           Name of Person Filing:

                                    SmarTalk Partners, LLC
                                    Amre Youness

Item 2(b) Address of Principal Business Office or, if none, Residence:

                                    3 Civic Plaza
                                    Suite 170
                                    Newport Beach, California 92660


Item 2(c)                           Citizenship:

                                    SmarTalk Partners, LLC: California
                                    Amre Youness: United States


Item 2(d)                           Title of Class of Securities:

                                    Common Stock


Item 2(e)                           CUSIP Number:

                                    83169A100


Item 3                              Inapplicable

CUSIP No. 83169A100                   13G                     Page 5 of 7 Pages

Item 4                              Ownership:

        (a)                         Amount Beneficially Owned

                                    SmarTalk Partners, LLC: 1,595,000 Shares
                                    Amre Youness: 1,595,000 Shares(1)


        (b)                         Percent of Class:

                                    SmarTalk Partners, LLC: 9.2%
                                    Amre Youness: 9.2%


        (c)                         Number of Shares as to Which Such Person
                                    Has:

                                            (i)      Sole power to vote

                                                     SmarTalk Partners, LLC:
                                                     1,595,000
                                                     Amre Youness: 1,595,000

                                            (ii)     Shared power to vote or
                                                     to direct the vote

                                                     None

                                            (iii)    Sole power to dispose or
                                                     to direct the disposition
                                                     of

                                                     SmarTalk Partners, LLC:
                                                     1,595,000
                                                     Amre Youness:  1,595,000

                                            (iv)     Shared power to dispose
                                                     or to direct the
                                                     disposition of

                                                     None


--------
(1) Amre Youness may be deemed the beneficial owner of the shares owned by SmarTalk Partners, LLC by virtue of his status as its sole manager. Mr. Youness disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

CUSIP No. 83169A100                  13G                      Page 6 of 7 Pages

Item 5                              Ownership of Five Percent or Less of a
                                    Class:

                                    Inapplicable.


Item 6                              Ownership of More than Five Percent on
                                    Behalf of Another Person:

                                    Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                                    Company:

                                    Inapplicable.


Item 8                              Identification and Classification of
                                    Members of the Group:

                                    Inapplicable.


Item 9                              Notice of Dissolution of Group:

                                    Inapplicable.


Item 10                             Certification:

                                    Inapplicable.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          November 6, 1997

                                            SmarTalk Partners, LLC


                                            By:  /s/ Amre Youness
                                               _____________________________
                                                 Amre Youness, Manager


                                            /s/ Amre Youness
                                            ________________________________
                                            Amre Youness

CUSIP No. 83169A100                       13G                  Page 7 of 7 Pages

        Pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of them.

Dated:         November 6, 1997

                                            SmarTalk Partners, LLC


                                            By:  /s/ Amre Youness
                                               _____________________________
                                                 Amre Youness, Manager


                                            /s/ Amre Youness
                                            ________________________________
                                            Amre Youness